NO ACT

DC
PE
11-14-08

Act: 1934
Section: 15(d)
Rule:
Public
Availability: 11/14/2008

Received SEC

NOV 14 2008

Washington, DC 20549

November 14, 2008

[redacted]

08084951

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Ampex Corporation
Incoming letter dated November 14, 2008

Based on the facts presented, the Division will not object if Ampex stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2008. In reaching this position, we note that Ampex has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-2, S-3, S-4, and S-8 and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Ampex will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Ted Yu
Special Counsel

PROCESSED
NOV 20 2008
THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2008

**Mail Stop 3010**

Vicki S. Gruber, P.C.
Law Offices of Vicki S. Gruber, P.C.
17 Conklin Street, Suite 1
Farmingdale, New York 11735

**Re: Ampex Corporation**

Dear Ms. Gruber:

In regard to your letter of November 14, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LAW OFFICES OF
**VICKI S. GRUBER, P.C.**

17 CONKLIN STREET, SUITE 1
FARMINGDALE, NEW YORK 11735

TEL: (516) 845-8088
FAX: (516) 845-8757

November 14, 2008

BY EMAIL

Section 12, Rule 12h-3 and Section 15(d)
under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Ampex Corporation (Commission File Number: 000-20292)

Ladies and Gentlemen:

This letter amends and is submitted in replacement of our prior letters dated October 7, 2008, November 10, 2008 and November 13, 2008. On behalf of Ampex Corporation, a Delaware corporation ("Ampex" or the "Company"), we seek concurrence from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with the Company's view that the effectiveness of the Company's registration statements during its fiscal year ended December 31, 2008 will not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the remainder of the 2008 fiscal year, in which the Company's registration statements were deemed updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). As described below, upon the Company's emergence from chapter 11 bankruptcy proceedings: (a) the securities which triggered the Company's reporting obligation were cancelled; (b) the reorganized Company ("Reorganized Ampex") is privately owned; and (c) the Company has filed post-effective amendments removing from registration any unsold securities covered by its registration statements on Forms S-2, S-3, S-4 and S-8, the post-effective amendments to the Form S-8 registration statements became effective on November 12, 2008, and the post-effective amendments to the registration statements on Forms S-2, S-3 and S-4 became effective on November 13, 2008. Alternatively, on behalf of the

Company and pursuant to Section 12(h) of the Exchange Act, we request an exemption from the requirements of Section 15(d) for filing the foregoing reports.

**Background**

On March 30, 2008, Ampex and certain of its U.S. subsidiaries (together, the "Debtors") filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") (Case Number 08-11094). On July 31, 2008, the Bankruptcy Court confirmed the Debtors' First Modified Third Amended Joint Plan of Reorganization dated July 31, 2008 (the "Plan"). On October 3, 2008 (the "Effective Date"), all conditions to consummation of the Plan were satisfied or waived in accordance with the Plan, the Plan became effective, and the Company emerged from chapter 11. Pursuant to the terms of the Plan, Reorganized Ampex had approximately 33 stockholders effective as of October 3, 2008.

Pursuant to the Plan, the Company cancelled and extinguished, as of the Effective Date, all of its then-outstanding equity interests, including shares of its Class A Common Stock, par value $0.01 per share (the "Old Common Stock"), all of its outstanding stock options to purchase Old Common Stock granted under the Ampex Corporation 1992 Stock Incentive Plan, as amended (the "Incentive Plan"), and all of its outstanding restricted shares of Old Common Stock issued under the Ampex Corporation 2000 Stock Bonus Plan, as amended (the "Bonus Plan"). Holders of Old Common Stock (including restricted shares) who held shares of Old Common Stock on July 31, 2008 and who did not object to the Plan are eligible to receive certain contingent payment rights (the "Rights").[1]

The Plan authorized Reorganized Ampex to issue up to 40,000 shares of its new common stock (the "New Common Stock"). Under the Plan, approximately 39,980 shares of New Common Stock were issuable to approximately 33 holders of certain unsecured claims in the chapter 11 case, including 38,583 shares issuable to the Company's largest unsecured creditor, Hillside Capital Incorporated ("Hillside"). Under the Plan, the shares of New Common Stock issuable to creditors in the chapter 11 case are exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code, and will not be publicly traded. Reorganized Ampex issued physical certificates representing the New Common Stock to the entitled claimholders as of the Effective Date. Accordingly, as of the Effective Date, Hillside owned over 96% of Reorganized Ampex's outstanding common stock.

The Plan also contemplated the issuance of restricted shares of New Common Stock or options to purchase New Common Stock to a limited number of eligible officers, directors, employees and service providers under a management equity rights

[1] The Company is not seeking the Staff's view as to whether the Rights need to be registered under the Securities Act or the Exchange Act.

plan. The Company recently adopted the Ampex Corporation 2008 Restricted Stock Plan (the "2008 Plan"), which provides for the issuance of restricted shares of New Common Stock ("Restricted Stock") to eligible participants (certain key employees, directors, consultants and advisors of the Company and its affiliates). To date, the Company has issued Restricted Stock under the 2008 Plan to four eligible participants, and does not anticipate that it will issue Restricted Stock under the 2008 Plan to more than 50 eligible participants. Therefore, the Company does not believe that the issuance of Restricted Stock under the 2008 Plan would cause the New Common Stock to be held by more than 300 holders of record. It is the opinion of the Company's counsel that the issuance of Restricted Stock under the 2008 Plan is exempt from registration under Section 5 of the Securities Act by virtue of Rule 701 thereunder.

Prior to filing the chapter 11 petitions, the Old Common Stock was listed for trading on the Nasdaq Capital Market. As a result of the chapter 11 proceedings, the Old Common Stock was suspended from trading on the Nasdaq Capital Market on May 8, 2008, and the Nasdaq Stock Market LLC ("Nasdaq") subsequently filed a Form 25 pursuant to Rule 12d2-2, delisting the Old Common Stock effective as of July 20, 2008.

**The Company's Reporting Obligations Under Section 13(a)**

Pursuant to a Form 8-A/A Amendment No. 1 to Form 8-A filed with the Commission on November 5, 1999, the Old Common Stock was registered under Section 12(b) of the Exchange Act. The Company filed the Form 8-A/A in order to reflect an amendment to its Certificate of Incorporation on June 21, 1999, which increased the number of authorized shares of the Company's capital stock to 226,000,000 and the number of authorized shares of its Old Common Stock to 175,000,000. As a result of the chapter 11 petitions, the Old Common Stock was suspended from trading on the Nasdaq Capital Market on May 8, 2008, and Nasdaq subsequently filed a Form 25 pursuant to Rule 12d2-2 delisting the Old Common Stock, effective as of July 20, 2008. Since May 8, 2008, the Old Common Stock has been quoted on the Pink Sheets. As a result of the filing of the Form 25, the Old Common Stock was deregistered under Section 12(b) of the Exchange Act, but thereupon became registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-2.

Other than the Old Common Stock and the other securities covered by the registration statements described below (none of which were outstanding following the Effective Date and all of which have been removed from registration by the post-effective amendments described below), the Company has no other class of securities that is registered under Section 12 of the Exchange Act or that would give rise to a reporting obligation under Section 15 of the Exchange Act.

Upon receipt of the relief sought by this letter, Reorganized Ampex intends to file a certification on Form 15 in order to terminate the registration of the Old Common Stock under Section 12(g) and to suspend the Company's reporting obligations under the Exchange Act, including its reporting obligations under Sections 13(a) and 15(d). The

Company represents that it has filed all reports required by Section 13(a), without regard to Rule 12b-25, for the period since the Company became subject to such reporting obligations and through the date of this letter. Accordingly, the undersigned understands that the Company could avail itself of the suspension of its Exchange Act reporting obligations by filing the Form 15, but for subsection (c) of Rule 12h-3, which denies the suspension during any fiscal year in which a registration statement filed under the Securities Act is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

As described below, certain registration statements of the Company covering shares of Old Common Stock were deemed to have been post-effectively amended during 2008 when the Company filed its Annual Report on Form 10-K for fiscal 2007 (the "2007 Form 10-K").

Prior to the commencement of its chapter 11 case, the Company filed with the Commission registration statements on Form S-8 and certain amendments thereto (File Nos. 33-77664 (effective 1994), 33-92640 (effective 1995), 333-05623 (effective 1996), 333-81534 (effective 2002) and 333-126291 (effective 2005)), covering shares of Old Common Stock issuable to certain eligible officers, directors, employees, consultants and service providers upon the exercise of options granted to them under the Incentive Plan. The Company also filed a Form S-8 registration statement (File No. 333-41652 (effective 2000)), covering restricted shares of Old Common Stock issuable to certain eligible participants under the Bonus Plan, and Amendment No. 1 thereto (filed September 28, 2006), reflecting certain amendments made to the Bonus Plan in order to comply with Section 409A of the Internal Revenue Code of 1986, as amended. Pursuant to the chapter 11 Plan, all of the Old Common Stock, including restricted shares issued under the Bonus Plan, and all of the options and the Old Common Stock underlying the options granted under the Incentive Plan, were cancelled and extinguished as of the Effective Date, and there are no remaining holders of Old Common Stock or options. Nonetheless, the Form S-8 registration statements were deemed to have been post-effectively amended when the Company filed its Annual Report on Form 10-K for its fiscal year ended December 31, 2007. Therefore, the Company seeks relief from the limitations imposed by Rule 12h-3(c) with respect to these Form S-8 registration statements.

In 1996, 1998 and 1999, the Company filed certain registration statements on Form S-3 (File Nos. 33-91312 (effective 1996), as amended by Amendment No. 1 filed February 9, 1996, 333-06687 (effective 1996), 333-48463 (effective 1998), 333-66789 (effective 1998) and 333-85605 (effective 1999), as amended by Amendment No. 1 filed on August 31, 2000) covering the secondary sale by certain selling stockholders of shares of the Old Common Stock, as well as warrants to purchase shares of Old Common Stock and shares of the Company's then-outstanding preferred stock. All of the warrants to purchase Old Common Stock were either exercised, cancelled or expired unexercised prior to January 1, 2008, and all of the Company's shares of preferred stock were canceled or redeemed prior to January 1, 2008. The Company does not know how many of the shares of Old Common Stock remain unsold under the Form S-3 Registration

Statements, but in any case all such shares were canceled and extinguished and there were no remaining holders of Old Common Stock as of the Effective Date. However, all of these registration statements on Form S-3 were deemed to have been post-effectively amended when the Company filed its 2007 Annual Report. Therefore, the Company seeks relief from the limitations imposed by Rule 12h-3(c) with respect to these Form S-3 registration statements.

In 2002, the Company filed a registration statement on Form S-2 (File No. 33-88890 (effective 2002)) covering the secondary sale of 1,000,000 shares of Old Common Stock issued in connection with a financing transaction. The Company does not know how many of these shares remain unsold, but all shares covered by this registration statement were canceled and extinguished as of the Effective Date.

In 1998, the Company filed two registration statements on Form S-4 (File Nos. 333-48469 (effective 1998), and 333-63921 (effective 1998) and Amendment No. 1 thereto filed October 30, 1998, covering the exchange of certain senior notes for a second series of senior notes. All such notes were cancelled on or prior to the Effective Date and there were no holders of such notes as of the Effective Date. To the extent that these registration statements were deemed to have been updated under Section 10(a)(3) when the Company filed its 2007 Annual Report, the Company seeks relief from the limitations imposed by Rule 12h-3(c) with respect to these Form S-4 registration statements.

Prior to filing the Form 15, the Company filed post-effective amendments to each of the foregoing registration statements on Forms S-2, S-3, S-4 and S-8 in order to remove any unsold securities from registration thereunder. The post-effective amendments on Form S-8 became effective on November 12, 2008 and the post-effective amendments on Forms S-2, S-3 and S-4 were declared effective on November 13, 2008. However, absent relief from the application of Rule 12h-3(c), the Company would remain subject to the reporting requirements of Section 13(a) by virtue of Section 15(d) during the period from the Effective Date of the Plan until the end of the Company's fiscal year on or about December 31, 2008, even though the securities to which these registration statements relate were cancelled on or prior to the Effective Date of the chapter 11 Plan.

After the conclusion of the Company's 2008 fiscal year: (1) there will be no holders of the securities of the class to which the foregoing registration statements related; and (2) there will be approximately 33 holders of New Common Stock (with Hillside holding over 96% of the outstanding shares). The Company hereby requests relief from the limitations imposed by Rule 12h-3(c), and its reporting obligations under Section 15(d), for the remainder of its 2008 fiscal year.

**The Bankruptcy**

As stated above, on March 30, 2008, the Debtors filed for relief under chapter 11 of the Bankruptcy Code in the Bankruptcy Court. On July 31, 2008, the Bankruptcy Court confirmed the Plan. On the Effective Date all conditions to consummation of the

Plan were satisfied or waived in accordance with the Plan, the Plan became effective and the Company emerged from chapter 11 as a private company.

Among other things, the Plan provides for:

1. An exchange by eleven record holders of the Company's senior secured notes of approximately $6.8 million of prepetition 12% Senior Notes due 2008 plus approximately $0.5 million of interest and/or fees due thereon for a combination of approximately $3.7 million of cash and approximately $3.7 million of secured Amended Senior Notes due 2009 issued pursuant to an amended indenture. The issuance of the Amended Senior Notes due 2009 was exempt from registration under the Securities Act pursuant to section 1145 of the Bankruptcy Code. The indenture governing the Amended Senior Notes does not require the Company to continue filing reports with the Commission under the Exchange Act once the Company's reporting obligations under Sections 12(g) and 15(d) have been terminated, and the Company will not submit, file or provide such Exchange Act reports to the Commission on a voluntary basis or otherwise.

2. A new credit agreement with Hillside, which provides for a total of up to $25 million of financing, comprised generally of the following three components: (a) $10.5 million of indebtedness to Hillside on account of Hillside's prepetition secured claim of $11.0 million; (b) up to $5 million of new borrowings; and (c) indebtedness to be incurred on account of future required pension contributions or pension termination liability that may be satisfied by Hillside under an amended agreement covering the satisfaction of such obligations. To the extent that Hillside satisfies certain future pension obligations in excess of the $25 million limit of the credit agreement, Reorganized Ampex will issue shares of a new series of preferred stock ("New Preferred Stock") to Hillside in the amount of such contributions, but no such shares were outstanding as of the Effective Date.

3. A distribution to approximately 33 of the Company's unsecured creditors (including Hillside with respect to its unsecured claim, trade creditors, certain participants in the Company's supplemental retirement plans, and holders of claims arising from certain environmental obligations) of a total of approximately 39,980 shares of New Common Stock in full and final satisfaction of approximately $43.2 million of such unsecured claims. In lieu of receiving shares of New Common Stock, certain unsecured creditors other than Hillside had the option to receive a lump sum cash payment equal to the greater of: (a) the percentage of recovery that such creditor would have received had there been no cash election, up to a maximum payment of $5,000; or (b) 7% of the allowed amount of the

unsecured claim. A significant number of the Company's unsecured creditors elected to receive the lump sum cash payment. Accordingly, as of Effective Date, shares of New Common Stock were deemed issued to approximately 33 holders. These shares have limited rights of transferability, are exempt from registration under section 1145 of the Bankruptcy Code, and are not publicly traded. Hillside owned 38,583 shares, or over 96%, of the outstanding shares of New Common Stock as of the Effective Date.

4. The cancellation of all outstanding shares of Old Common Stock (including restricted shares) and options to purchase Old Common Stock. As stated above, the Old Common Stock was delisted from Nasdaq as of July 20, 2008. Holders of Old Common Stock equity did not receive any distributions on account of their interests. However, as a result of the compromises and settlements set forth in the Plan, holders of Old Common Stock (including restricted shares) who did not object to the Plan were eligible to receive the Rights.

Accordingly, as of the Effective Date, the Old Common Stock was cancelled and extinguished and the holders were not entitled to receive any distribution under the Plan. The Old Common Stock has been delisted from Nasdaq. The shares of New Common Stock issued under the Plan are held by approximately 33 holders (over 96% of which are held by Hillside), are subject to restrictions on transfer, are exempt from registration pursuant to section 1145 of the Bankruptcy Code, and are not publicly traded. In the event that at any time in the future the shares of New Common Stock are held by more than 300 persons, we recognize that Reorganized Ampex may be subject to the regulations and reporting requirements of the Exchange Act. At such time, Reorganized Ampex will be required to comply with such reporting requirements.

**Relief Requested**

The Company now seeks the Staff's concurrence with the Company's view that the effectiveness of the Company's registration statements during its 2008 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the Company's 2008 fiscal year (in which the Company's registration statements were deemed to be updated pursuant to Section 10(a)(3)). The Company seeks such relief despite the fact that Rule 12h-3(c) states that Rule 12h-3 shall not be available for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act.

Prior to filing its certification on Form 15, the Company filed post-effective amendments to its registration statements on Forms S-2, S-3, S-4 and S-8 in order to deregister the unsold securities registered thereunder. As stated above, these registration statements became effective on November 12 (with respect to the Form S-8 registration statements) and November 13 (with respect to the Forms S-2, S-3 and S-4 registration statements). If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 with the Commission not later than the due date for the Company's next periodic report (i.e., by November 14, 2008), certifying that the Old Common Stock and all of the other securities covered by registration statements described above are held of record by less than 300 persons, and requesting that the Company's duty to file reports pursuant to Section 13(a) of the Exchange Act be terminated immediately pursuant to Rule 12g-4 of the Exchange Act, and requesting suspension, pursuant to Rule 12h-3(a) and (b)(1)(i), of the Company's Section 15(d) reporting obligations.

**Discussion**

The undersigned respectfully submits that:

- upon the filing of the Form 15, the Company's duty to file reports under Section 15(d) of the Exchange Act will be suspended; and

- subsection (c) of Rule 12h-3 should not be interpreted in a manner so as to require the filing of future reports because certain of the Company's registration statements were deemed to have been post-effectively amended by the filing of the Company's 2007 Form 10-K.

Section 15(d)'s purpose of providing information to purchasers of stock originally issued in transactions registered under the Securities Act and to the public is not applicable in the Company's situation. Similarly, the policy rationale behind Rule 12h-3(c)'s deferral of the use of Form 15 when an issuer has had a registration statement declared effective during the current fiscal year is not applicable to the Company.

The Commission has frequently recognized in related situations that a literal reading of Rule 12h-3 is not always justified by public policy considerations. The Commission has stated that the purpose of Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in ... [a] registered offering...." See Exchange Act Release No. 34-20263, dated October 5, 1983. In the Company's situation, as of the Effective Date of the Plan:

- all shares of Old Common Stock and all of the other securities covered by the registration statements described above were cancelled;

- over 96% of the authorized New Common Stock, the issuance of which is exempt from registration under the Securities Act by virtue of section 1145 of the Bankruptcy Code, was issued to Hillside; and

- the remaining (approximately) 4% of the New Common Stock was issued to approximately 32 other holders.

Upon the Effective Date, there will be no holders of Old Common Stock or other securities covered by the registration statements described above, and fewer than 300 record holders of Reorganized Ampex's other securities. Requiring the Company to file Section 15(d) reports would not serve the purposes of Section 15(d), but would be financially and administratively burdensome to the Company. Congress recognized that, in certain situations, the benefits of periodic reporting to the public might not always be commensurate with the burdens imposed. See Exchange Act Release No. 34-20263, dated October 5, 1983. The burdens from reporting surely exceed the benefits when, as of the Effective Date: (i) there are no holders of Old Common Stock; (ii) no holders of other securities from registered offerings remain; (iii) the New Common Stock is held by approximately 33 holders, including Hillside, which owns over 96% of the New Common Stock, and (iv) the New Common Stock is not publicly traded and is subject to substantial restrictions on transfer.

The Staff has granted no-action relief where an issuer filed (i) a post-effective amendment removing from registration unsold securities under a previously filed registration statement and (ii) a notice on Form 15 making appropriate claims under Rule 12g-4 and Rule 12h-3 under the Exchange Act before the due date for its next Exchange Act report. (See Medialive International, Inc. (available August 13, 2003) and Galey & Lord, Inc. (available May 10, 2004)). In a situation similar to the facts presented here, the Staff granted no action relief to Medialive and Galey & Lord after they emerged from bankruptcy, canceled their securities that had triggered the reporting obligations and became privately owned. Notwithstanding the fact that certain registration statements of Medialive and Galey & Lord may have been deemed post-effectively amended by the filing of those companies' Annual Reports on Form 10-K, the Staff did not literally interpret the meaning of subsection (c) of Rule 12h-3 to require Medialive or Galey & Lord to continue their reporting obligations during the fiscal year in which a registration statement filed under the Securities Act was required to be updated.

In a number of similar cases, where the relevant obstacle was the limitation posed by Rule 12h-3(c), the Staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., Loudeye Corp. (available November 7, 2006); Galey & Lord (available May 10, 2004); Medialive International, Inc. (available August 13, 2003); CoorsTek, Inc. (available August 14, 2003); and PayPal, Inc. (available November 13, 2002). In each of these cases, notwithstanding the fact that a registration statement under the Securities Act had been declared effective or deemed updated pursuant to Section 10(a)(3) during the fiscal year in question, the Staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a transaction in which it became a subsidiary of another company and had no other public securities outstanding.

**Conclusion**

In light of the Staff's position in the foregoing and other similar situations, the facts that the Company has filed all reports required by Section 13(a) as required by Rule 12h-3 and that there are no holders of Old Common Stock or other securities covered by the registration statements described above, thereby satisfying Rule 12h-3, and the policy arguments presented, the undersigned respectfully requests the Staff's concurrence with the Company's view that the effectiveness of the Company's registration statements during its 2008 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act and suspending the Company's duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act with respect to the Company's 2008 fiscal year (in which the Company's registration statements were deemed to be updated pursuant to Section 10(a)(3)).

Alternatively, the undersigned respectfully requests an exemption, pursuant to Section 12(h) of the Exchange Act, from the requirement for filing the foregoing reports by reason of the following: (a) the fact that from and after the Effective Date there are no holders of Old Common Stock or other securities covered by the registration statements described above, and the cancellation and cessation of all trading in the Old Common Stock and the other securities covered by the registration statements described above on and after the Effective Date of the Plan; and (b) the grant of an exemption in the circumstances is not inconsistent with the public interest or the protection of investors.

Due to the expense, time and effort involved in the preparation of and filing of periodic reports under the Exchange Act, and the nearness of the due date for the Company's Form 10-Q (due November 14, 2008), we respectfully request that the Company's request be given expedited consideration. If the Staff disagrees with any of the views expressed herein, the undersigned respectfully requests an opportunity to discuss the matter with the Staff prior to any written response to this letter.

Very truly yours,

/s/ Vicki S. Gruber

Vicki S. Gruber

cc: Joel D. Talcott, Esq., Ampex Corporation
Mr. Jonathan Ingram, Division of Corporation Finance
Mr. Ted Yu, Division of Corporation Finance

END